Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company HEXO Corp. (the “Company” or “HEXO”) 120 chemin de la Rive Gatineau, Québec, J8M 1V2

2.	Date of Material Change February 22, 2022

3.

News Release

A news release dated February 22, 2022 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Copies of each news release are available under the Company’s profile on SEDAR at www.sedar.com.

4.

Summary of Material Change

On February 22, 2022 the Company announced that it had entered into a transition agreement (the “Agreement”) with Adam Arviv and his fund, Kaos Capital, to refresh the Company’s board of directors (the “Board”), effective immediately. The new Board will stand for election at the Company’s upcoming annual and special meeting of shareholders to be held on March 8, 2022 (the “Meeting”). The new Board is composed of seven directors, all of whom are independent, being: Mark Attanasio (Chair), Rose Marie Gage (Vice-Chair and Chair of the ESG Committee), Vincent Chiara, Hélène F. Fortin (Chair of the Audit Committee), Rob Godfrey, Peter Montour and William Montour. The Company has also agreed to appoint an eighth director to the Board and reasonably acceptable to the Board after the Meeting. John Bell also announced that he had decided to step down as Chair of the Board of Directors, effective immediately.

5.

Full Description of Material Change

The Company announced it had entered into the Agreement with Adam Arviv and his fund, Kaos Capital, to refresh the Board, effective immediately. The new Board will stand for election at the Meeting.

In connection with the terms of the Agreement, the Company confirmed certain changes to the nominees for election to the Board to be considered at the Meeting, as described in the Company’s management information circular dated February 3, 2022 (the “Circular”). In connection with the Agreement, John Bell, Emilio Imbriglio, Adam Miron and Scott Cooper (the “Resigning Directors”) have resigned from the Board effective February 22, 2022 and Mark Attanasio, Rob Godfrey (the “New Directors) and Hélène F. Fortin have been appointed to the Board.

The Circular contemplates the nomination for election to the Board at the Meeting of Messrs. Bell and Cooper. Pursuant to the Agreement, the Company confirms that the New Directors will now be nominated to stand for election to the Board at the Meeting in place of Messrs. Bell and Cooper.

The Circular and form of proxy previously distributed to registered shareholders in connection with the Meeting confers discretionary authority upon management (or other person designated as proxy therein) to vote on amendments or variations of matters coming before the Meeting. Management intends to rely on the discretionary authority granted in the Circular and form of proxy to vote for the election of the New Directors to the Board, along with the other nominees named in the Circular (other than the Resigning Directors).

6.	Reliance on Section 7.1(2) of National Instrument 51-102 Not Applicable.

7.	Omitted Information Not Applicable.

8.

Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Scott Cooper, Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report March 4, 2022